Exhibit 4.1

“PURCHASE AND SALE CONTRACT

FOR 100% OF THE SHARES OF ELETTROGEN S.p.A.,

HELD BY ENEL S.p.A.

BY AND BETWEEN

ENEL S.p.A.

in the capacity as Seller

and

Endesa S.A.,

ASM Brescia S.p.A. and

Banco Santander Central Hispano S.A.

in the capacity as Buyer

Enel SpA
Registered office 00198 Rome, viale Regina Margherita 137
Taxpayer I.D. and Company Reg. 00811702580
R.E.A. 756032 P.I. 00934061003
Share Capital fully paid-in € 6,063,075,189	[initials]

I	DEFINITIONS

II	PURPOSE

	2.1	Purchase and Sale

	2.2	Purchase Price

	2.3	Closing

	2.4	Transactions at Closing

	2.5	Final amount of the Adjusted Price and Correction of the Purchase Price at Closing

III	THE SELLER’S REPRESENTATIONS AND GUARANTEES

	3.1	The Seller’s existence, business standing, authorizations, bankruptcy proceedings and absence of insolvency status

	3.2	The Company’s existence, business standing, authorizations, bankruptcy proceedings and absence of insolvency status

	3.3	Absence of bonds, third-party consent and authorizations

	3.4	Interest in the Company

	3.5	Certified Balance Sheet

	3.6	Absence of Damages; Maintenance

	3.7	Management of the Business; Dividends

	3.8	Litigation

	3.9	Legal Compliance

	3.10	Environmental Issues

	3.11	Facilities

	3.12	Contracts

	3.13	Insurance

	3.14	Tax Obligations

	3.15	Collective bargaining agreements and subordinate employment relationships

	3.16	Absence of Intermediaries

	3.17	Intellectual Property Rights

	3.18	No further representations or warranties by the Seller

IV	THE BUYERS’ REPRESENTATIONS AND WARRANTIES

	4.1	The Buyers’ existence, business standing, authorizations, bankruptcy proceedings and lack of insolvency status

	4.2	Absence of related parties, third-party consent and authorizations

i

	4.3	The Buyers’ Shareholders

	4.4	Financial Standing

	4.5	Irrevocable commitment in favor of the Treasury and Industry Ministries

	4.6	Absence of Intermediaries

	4.7	Accuracy of the information provided to the Seller in the course of the Transaction

	4.8	PUHCA

	4.9	Due Diligence

V	SELLER’S AND BUYERS’ OBLIGATIONS

	5.1	Conducting the Company’s business

	5.2	Withdrawing from Intra-group Contracts

	5.3	Expenses, Taxes

	5.4	Execution of the Transaction

	5.5	Notices of Events

	5.6	Commitments pursuant to the Memorandum of Understanding

	5.7	Antitrust Notice

	5.8	Confidentiality of the Industrial Plan

	5.9	Litigation involving the Seller

	5.10	Conversion Costs

	5.11	“Elettrogen” Brand

	5.12	Real Estate

	5.13	Tax Documentation

	5.14	Accident in one alternator at the Fiume Santo generating plant

VI	TERMS AND SERIOUS DEFAULT

	6.1	Suspensive Conditions

	6.2	Cancellation Conditions

	6.3	Express Defeasance Clause

VII	INDEMNITY OBLIGATIONS

	7.1	Seller’s indemnity and reparation obligations

	7.2	Buyers’ indemnity and reparation obligations

	7.3	Parties requests pursuant to Sections 7.1 and 7.2

	7.4	Limit to the indemnity obligations relative to representations and warranties.

VIII	GENERAL CLAUSES

	8.1	Disclosure

	8.2	Amendments

	8.3	Waivers

	8.4	Assignments

	8.5	Ineffectiveness vis-à-vis third parties

	8.6	Previous Agreements

	8.7	Partial annulment, invalidity or ineffectiveness of the Contract

	8.8	Article and Section Headings

	8.9	Calculation of deadlines

	8.10	Notices

	8.11	Applicable law

	8.12	Disputes

EXHIBITS

EXHIBIT 1.1 (a)
Net Outstanding Capital

EXHIBIT 1.1 (b)
Net Worth

EXHIBIT 1.2
Bylaws of Elettrogen

EXHIBIT 2.2 (i)
Purchase Price

EXHIBIT 2.2 (ii)
Price Adjustment

EXHIBIT 2.4 (i)
Compliance with the Prime Minister’s Decree dated November 8, 2000

EXHIBIT 2.4 (iv)
Intra-group Debt

EXHIBIT 3.3 (a)
Proceedings underway in relation to the Transaction

EXHIBIT 3.3 (c)
Third-party consent and authorizations for the Seller

EXHIBIT 3.5
Certified Balance Sheet of Elettrogen as of December 31, 2000

EXHIBIT 3.6
Damages as of January 1, 2001

EXHIBIT 3.7
Management of the Company Business

EXHIBIT 3.8 (a)
Pending or threatened litigation

EXHIBIT 3.8 (b)
Minor litigation

EXHIBIT 3.9
Legal Compliance

EXHIBIT 3.10 (a)
Environmental matters

EXHIBIT 3.10 (b)
Proceedings on environmental matters

EXHIBIT 3.11
Real estate available to the Company

EXHIBIT 3.12
List of contracts

EXHIBIT 3.14 (a)
Tax, social and retirement obligations

EXHIBIT 3.14 (b)
Requests for payment of taxes or assessments

EXHIBIT 3.15
Collective bargaining and subordinate employment contracts

EXHIBIT 4.5
Irrevocable undertaking in favor of the Treasury and Industry Ministries

EXHIBIT 5.1
Conduct of the Company’s business

EXHIBIT 5.2 (i)
Intra-group Contracts

EXHIBIT 5.2 (ii)
Cancellation notices

EXHIBIT 5.6 (i)
Memorandum of Understanding

EXHIBIT 5.6 (ii)
Undertakings with local authorities

EXHIBIT 5.12
Real estate to be transferred to the Company prior to the Closing Date

EXHIBIT 6.1
Antitrust Authority

v

SALE AND PURCHASE CONTRACT

for the Interest (as defined below) in the share capital of Elettrogen S.p.A., a joint-stock company incorporated under Italian law, with share capital of € 139,450,000, divided into 139,450,000 common shares with a par value of € 1 (one) each, with its registered office in Rome, Via G.B. Martini, 3, registered in the Registro delle Imprese [Registry of Companies] at the Rome Chamber of Commerce, Industry, Crafts and Agriculture under number 204365/99 and at the R.E.A. [Administrative Economic Roster] under number 929544, Taxpayer Identification and VAT No. 058548351002 (hereinafter “Elettrogen” or the “Company”), held by Enel S.p.A., a joint-stock company incorporated under Italian law, with share capital of 12,126,150,379,000 lire, divided in 12,126,150,379 common shares with a par value of 1,000 (one thousand) Lire each, with its registered office in Rome at Viale Regina Margherita 137, registered in the Registro delle Imprese at the Rome Chamber of Commerce, Industry, Crafts and Agriculture under number 7050/92, Taxpayer Identification 00811720580 and VAT No. 00934061003 (hereinafter the “Seller” or “Enel”) (the “Contract”)

ARTICLE I

DEFINITIONS

In the present Contract and in the Exhibits thereto (as described below, which form an integral and substantial part of the present Contract), words and expressions distinguished by a capital letter at the beginning shall have the meaning indicated below, respectively, unless they are defined elsewhere in the present Contract:

“Buyers” shall mean any of the following companies, which shall be jointly and severally liable among themselves for performance of each and every obligation deriving for them pursuant to the present Contract: ENDESA S.A., a company under Spanish law headquartered at Calle Principe de Vergara 187, 28002 Madrid, Spain, share capital of € 1,270,502,540.40, fully subscribed and paid in, registered at Registro Mercantil de Madrid [Madrid Trade Registry], Book 736, folio 196, page 434, Taxpayer Identification No. A-28023430; ASM BRESCIA S.p.A., a company under Italian law headquartered at Via Larmarmora 230, Brescia, Italy, share capital of 1,360,536,000,000 Lire, fully subscribed and paid in, registered at the Registro delle Imprese di Brescia under number 03125280176, REA of Brescia No. 402664 and BANCO SANTANDER CENTRAL HISPANO S.A., a company under Spanish law headquartered at Paseo de Pereda 9-12, Santander, Spain, share capital of € 2,280,768,206.50, fully subscribed and paid in, registered at Registro Mercantil de Cantabria [Cantabria Trade Registry], folio 286, page 64, Taxpayer Identification No. A-39000013.

“Price Adjustment” shall be the amount equal to the algebraic sum between the Difference in the Intra-group Debt (as defined hereinafter) and the Difference in the Net Outstanding Capital (as defined hereinafter).

“Exhibits” shall mean the exhibits to the present Contract.

“Maximum Amount” shall have the meaning indicated in Section 7.4 below.

“Deed of Conveyance “ shall mean the deed of conveyance between the Seller and the Company dated October 1, 1999 (as subsequently amended on February 15, 2001, March 6, 2001 and July 23, 2001).

“Shares” shall have the meaning indicated in Section 3.4 below.

“Certified Balance Sheet” shall have the meaning indicated in Section 3.5 below.

“Net Outstanding Capital” shall have the meaning indicated in Exhibit 1.1 (a).

“Net Outstanding Capital at the Closing Date” shall mean the respective amount of the Company’s Net Outstanding Capital on the Closing Date, determined in accordance with Exhibit 1.1 (a).

“Closing” shall have the meaning indicated in Section 2.3 below.

“Civil Code” shall mean the [Italian] Civil Code currently in effect, approved by Royal Decree No. 262 of March 16, 1942 (and as subsequently amended).

“Conclusions” shall have the meaning indicated in paragraph (c) of Section 2.5 below.

“Confidentiality Agreement” shall mean any confidentiality agreement executed by the Seller as party of the first part and the Buyers as party of the second part, regarding the procedure for the sale of the Interest (as defined hereinafter).

“Financial Advisors” shall mean the Seller’s financial advisors with regard to the Transaction (as defined hereinafter) or Credit Suisse First Boston (Europe) Limited, Lehman Brothers International SIM S.p.A. and Merrill Lynch Capital Markets Bank Limited.

“Intra-group Contracts” shall have the meaning indicated in Section 5.2 below.

“Contract” shall have the meaning set forth in the Recitals (as defined hereinafter).

“Separate Guaranty Agreement” shall mean the separate guaranty agreement provided in favor of the Seller pursuant to the Tender.

“Oil Pipeline Contract” shall mean the procurement contract between Elettrogen and Enelpower S.p.A. for the provision of services for performance of the fuel unloading system and for start-up of an oil pipeline suitable for the transportation of fuel oil and Orimulsion®, dated April 17, 2001.

“Control,” with regard to any party, shall have the meaning indicated in Article 7 of Law No. 287 of October 10, 1990.

“Conversion Costs” shall have the meaning indicated in Section 5.10 below.

“Closing Date” shall mean the date on which the Closing shall take place, as indicated in Section 2.3 below.

“Date of the Tender” shall mean June 15, 2001, the date on which the Tender was duly signed and sent by the Buyers to the Seller.

“Date of the present Contract” shall mean the date on which the Seller accepted the Buyers’ proposal for purchase of the Interest and the respective Tender, pursuant to the terms and conditions of the present Contract.

“Data Room” shall mean the data room located at the Seller’s designated premises in Rome, where certain specific documents and information regarding the Company have been made available to potential buyers of the Interest (including the Buyers) from March 19, 2001 to April 9, 2001, and to which potential buyers had access for 5 (five) days.

“Intra-group Debt” shall mean the Company’s financial debt deriving from the financing between the Seller and the Company executed on January 4, 2000, increasing the balance, if a liability for the Company, or decreasing the balance, if an asset for the Company, from the current account referred to in the treasury services contract between the Seller and the Company executed on March 16, 2001 (the primary terms of both contracts are summarized in Exhibit 2.4 (iv) to the present Contract).

“Intra-group Debt on the Closing Date” shall mean the sum pertaining to the Company’s Intra-group Debt on the Closing Date, which shall not in any case be greater than € 1,060,659,341.04 (equal to 2,053,722,862,278 Lire).

“Determinations” shall have the meaning indicated in paragraph (a) of Section 2.5 below.

“Difference in the Net Outstanding Capital” shall mean the amount equal to the algebraic difference between the Net Outstanding Capital on the Closing Date and € 109,793,813 (equal to 212,485,908,250 Lire) (equal to the Net Outstanding Capital on December 31, 2000).

“Difference in the Intra-group Debt” shall mean the amount equal to the difference between € 1,060,659,341.04 (equal to 2,053,722,862,278 Lire) (equal to the Intra-group Debt drawn from the Certified Balance Sheet) and the Intra-group Debt on the Closing Date.

“Negative Difference” shall have the meaning indicated in paragraph (d) of Section 2.5 below.

“Positive Difference” shall have the meaning indicated in paragraph (e) of Section 2.5 below.

“Transaction Documents” shall mean the Tender, the Separate Guaranty Contract, the Confidentiality Agreements, the irrevocable undertaking in favor of the Ministry of Industry, Commerce and Crafts and the Treasury Ministry, the Balance Sheet and the Financial Timetable referred to in Section 4.5 below and any other agreement executed between the Parties (as defined hereinafter) with reference to the Transaction.

“Elettrogen” shall have the meaning referred to in the Recitals.

“Enel” shall have the meaning referred to in the Recitals.

“EPC” shall mean the Engineering, Procurement and Construction contract for the CCGT Facility (as defined hereinafter) in Ostiglia, executed between the Company and Enelpower S.p.A., dated March 19, 2001.

“Euro (€)” shall mean the single currency of the European Economic and Monetary Union, adopted also by Italy as a member state as of January 1, 1999.

“Deductible” shall have the meaning indicated in Section 7.4 below.

“Minimum Deductible” shall have the meaning indicated in Section 7.4 below.

“Commitment to the Memorandum of Understanding” shall have the meaning indicated in Section 5.6 below.

“Facilities” shall mean the electricity generating facilities, including the thermoelectric facilities, along with the respective appurtenances, owned by the Company, located in Monfalcone, Ostiglia, Fiume Santo, Tavazzano, and Trapani, as well as the hydroelectric facilities, along with the respective appurtenances, owned by the Company, forming part of the Terni Unit, the Catanzaro Unit and the Cotronei Unit, all as described in the Deed of Conveyance.

“CCGT Facilities” shall mean the thermoelectric generating facilities owned by the Company suitable for combined-cycle conversion, located in Ostiglia, Monfalcone and Tavazzano.

“Information Memorandum” shall mean the summary description of the Company (along with all the attachments thereto, including the Environmental Consultant’s Report (as defined hereinafter) and the Technical Consultant’s Report (as defined hereinafter) prepared by the Financial Advisors and sent by them to the potential buyers of the Interest (including the Buyers) on December 18, 2000 (and, insofar as the Environmental Consultant’s Report is concerned, updated with reference to December 31, 2000 and sent to the Buyers).

“Italy” shall mean the Italian Republic.

“Lire” or “Lit.” shall mean the non-decimal subdivision of the Euro having legal currency in Italy.

“Environmental Standards” shall mean any law or regulations applicable and in effect on the Date of the Tender, whether Italian or of the European Union (including any directly applicable directive), concerning the environment and pollution and, in general, regarding emissions or concerning production, transformation, treatment, storage, stocking, unloading, use, transportation or movement of wastes and residues of chemical or biological polluting or contaminating substances or hazardous or non-hazardous industrial wastes.

“Procedural Rules” shall mean the laws and regulations pursuant to which the sale of the Interest is being carried out, in particular Law No. 474 of July 30, 1974, Article 8 of Law No. 79 of March 16, 1999, Decree by the Prime Minister dated August 4, 1999, Decree by the Treasury Minister, together with the Minister of Industry, dated January 25, 2000, and the Decree by the Prime Minister dated November 8, 2000 and the respective accessories thereto.

“Tax Rules” shall mean any rule or regulation applicable and in force on the Date of the Tender pursuant to which the Italian state or the competent Italian authorities impose any tax, assessment or other retirement or insurance charge on taxpayers.

“Tender” shall mean the firm and irrevocable tender for 90 days, regarding purchase of the Interest, duly signed by the Buyers and sent to the Seller, dated June 15, 2001.

“Transaction” shall mean the purchase and sale of the Interest between the Seller and the Buyers, carried out pursuant to the terms and conditions of the present Contract in accordance with the Procedural Rules.

“Interest” shall mean 139,450,000 common shares with a par value of € 1 (one) each, representing the Company’s entire subscribed and paid-in share capital, equal to € 139,450,000.

“Obligated Party” shall have the meaning indicated in Section 7.3 below.

“Compensated Party” shall have the meaning indicated in Section 7.3 below.

“Parties” shall mean both the Buyers and the Seller, and a “Party” shall mean the Seller and the Buyers, respectively.

“Net Worth” shall mean the Company’s net worth as set forth under the heading “Liabilities: A) Net Worth,” according to the format referred to under Article 2424 of the Civil Code, determined on the basis of the Accounting Principles (as defined hereinafter) applied in the drafting of the Certified Balance Sheet or as amended as shown in Exhibit 1.1 (b).

“Environmental Permits” shall mean any concession, authorization, license, permit and all the administrative orders issued by the competent authorities or any notice sent by the Company to said authority to be able to validly conduct the Company’s business, in accordance with any applicable Environmental Rules.

“Purchase Price” shall mean the price offered by the Buyers for the purchase of the Interest, as indicated in Exhibit 2.2 (i) of the present Contract, which shall not include the Intra-group Debt.

“Purchase Price at Closing” shall have the meaning indicated in paragraph (a) of Section 2.2 below.

“Amended Purchase Price” shall have the meaning indicated in paragraph (d) of Section 2.5 below.

“First Installment” shall have the meaning indicated in paragraph (b) of Section 2 below.

“Accounting Principles” shall mean the criteria set forth in Article 2426 of the Civil Code, incorporated and interpreted by the accounting principles issued by the National Council of Business Experts and Accountants.

“Memorandum of Understanding” shall have the meaning indicated in Section 5.6 below.

“PUHCA” shall mean the United States Public Utility Holding Company Act of 1935 (as amended).

“Environmental Consultant’s Report” shall mean the summary report of the report prepared by URS-Dames & Moore, attached to the Information Memorandum and subsequently updated with reference to December 31, 200 and sent to the Buyers.

“Technical Consultant’s Report” shall mean the report prepared by S&W Consultants, Inc., attached to the Information Memorandum.

“Final Installment” shall have the meaning indicated in paragraph (b) of Section 2.2 below.

“Auditor” shall have the meaning indicated in paragraph (a) of Section 2.5 below.

“Independent Auditor” shall have the meaning indicated in paragraph (c) of Section 2.5 below.

“Net Worth at Closing” shall have the meaning indicated in paragraph (a) of Section 2.5 below.

“Company” shall have the meaning set forth in the Recitals.

“Controlled Company,” with reference to each party, shall mean a company directly or indirectly controlled by or under the joint direct or indirect control of said party, as defined in Article 7 of Law No. 287 of October 10, 1990.

“Contingent Liabilities” shall mean any direct (and with the exception of any indirect) and foreseeable loss, shortage, capital loss, charge, damage, liability, penalty, third-party claim, order for payment, expenses or costs.

“Bylaws” shall mean the Company’s updated company bylaws, as set forth in Exhibit 1.2 to the present Contract.

“Final Deadline” shall have the meaning indicated in paragraph (d) of Section 2.2 below.

“Seller” shall have the meaning indicated in the Recitals.

“Encumbrance” with respect to any asset shall mean any other right of enjoyment or of guaranty, seizure, pledging, mortgaging, other prejudicial transcription or registration, preference, including tax-wise, and charges of any manner and any other encumbrance in favor of third parties which could limit traffic or enjoyment and constitute the subject matter of pending legal proceedings.

ARTICLE II

PURPOSE

Section 2.1 Purchase and Sale. The Seller sells to the Buyers, and the Buyers buy from the Seller, in the proportions per item (viii) of paragraph (a) of Section 2.4 below, the Interest, at the Purchase Price as indicated in the following

Section 2.2, effective January 1, 2001, and under all the terms and conditions of the present Contract.

Section 2.2 Purchase Price. (a) The purchase price for the Interest is equal to that set forth in Exhibit 2.2 (i) of the present Contract (the “Purchase Price”), plus a sum equal to the Price Adjustment, if positive, or decreased by a sum equal to the Price Adjustment, if negative, as illustrated in Exhibit 2.2 (ii) (the Purchase Price, as increased or decreased according to the preceding remarks, is hereinafter termed the “Purchase Price at Closing”).

(b) The Purchase Price at Closing shall be paid to the Seller in the following manner. A sum equal to 5% (five percent) of the Purchase Price (the First Installment) shall be paid by the Buyers to the Seller at the Date of the present Contract, by credit transfer to the current bank account that will be indicated in writing by the Seller at least 5 days prior to its own acceptance of the Offer. If Closing occurs, the First Installment shall be charged to the Purchase Price and, consequently, the remaining sum equaling 95% (ninety five percent) of the Purchase Price, increased or decreased by the Price Adjustment, as calculated by the Seller and indicated in writing to the Buyers at least 5 (five) days prior to the Closing Date (in all, the “Final Installment”), shall be paid by the Buyers to the Seller at the Closing Date by the methods set forth in Section 2.4 below.

(c) Furthermore, the Positive Difference or Negative Difference per paragraphs (d) and (e) of the following Section 2.5 shall be paid, as the case may be, subsequent to the Closing Date, according to the methods set forth therein.

(d) The Parties expressly state here and now that, if the Closing does not occur (per the following Section 2.3), due to lack of fulfillment of the conditions per paragraph (a) of the following Section 6.1 within 180 (one hundred eighty) days of the Date of the present Contract (the “Final Deadline”) or due to lack of acceptance on the part of the Buyers of the obligations or conditions determined by the antitrust authorities per paragraph (b) of the following Section 6.1 at the deadline set forth therein, the Seller shall be fully entitled to keep the entire First Installment, without the Buyers being entitled to any further consideration.

(e) The Parties likewise expressly declare here and now that, if the Closing (per the following Section 2.3) does not take place by the Closing Date (per the following Section 2.3), for any reason not attributable to the Seller (with the exception of (i) a decision by any Italian judicial or administrative authority or by the European Union (other than the decision per the following Section 6.1 (a)) handed down against the Seller, or (ii) a legislative or regulatory enactment issued by any Italian authority or by the European Union, which prohibit or make unlawful the entering into or executing of the present Contract, or the entering into of agreements or the executing of operations as stipulated in the body of the present Contract), the Seller shall be fully entitled to keep the entire First Installment, without the Buyers being entitled to any further consideration.

Section 2.3 Closing. The transfer of the Interest from the Seller to the Buyers and the payment of the Final Installment by the Buyers to the Seller (the “Closing”) shall take place, subordinated to the fulfillment of the suspensive condition per the following Section 6.1 by the Final Deadline, and to the lack of fulfillment of the resolutory condition per the following Section 6.2, at the main office of the Seller in Rome, at Viale Regina Margherita 137, on a date occurring between the seventh and the fifteenth day following the fulfillment of the suspensive condition per the following Section 6.1 (the “Closing Date”), which shall be communicated in writing by the Seller to the Buyers, and at least 5 (five) days prior to the Closing Date.

Section 2.4 Transactions at Closing. (a) At the Closing Date, the Parties shall proceed to carry out the following transactions:

(i)                         the Buyers shall hand over to the Seller a written declaration, essentially in the form of Exhibit 2.4 (i) of the present Contract, in regard to their own compliance with the requirements per the Decree of the Prime Minister of November 8, 2000;

(ii)                      the Seller shall hand over to the Buyers a copy conforming to the original of the written communications regarding the right of withdrawal in regard to the Intra-group Contracts, signed by the particular Controlled Companies themselves, in keeping with the provisions of the following Section 5.2;

(iii)                   the Seller shall hand over to the Buyers a copy conforming to the original of the respective powers of attorney of its own legal representatives who have signed or will sign the present Contract;

(iv)                  the Buyers shall pay to the Seller the amount corresponding to the Intra-group Debt as of the Closing Date, which shall be indicated in writing by the Seller at least 5 (five) days prior to the Closing Date, it being understood that, by virtue of said payment, the Buyers shall be automatically subrogated in the credit rights of the Seller with respect to the Company, as regards the Intra-group Debt;

(v)                     the Buyers shall pay the Final Installment to the Seller;

(vi)                  the Seller shall hand over to the Buyers full quittance of the payment as provided in the preceding paragraph (iv);

(vii)               the Seller shall hand over to the Buyers a copy of the letters of resignation of the board members and auditors of the Company, with express declaration that they no longer have any claim against the Company for any cause or reason;

(viii)            the Seller, in the presence of a person qualified to make the necessary authentications, shall hand over to the Buyers the share certificates representing the Interest, properly endorsed to enable full ownership by the Buyers, in accordance with the lawful procedures, in the following proportions:

share certificate No. 3, representing 63,213,662 Shares, in the name of Endesa S.A., equal to around 45.33% (forty five and thirty three hundredths percent) of the capital stock of the Company;

share certificate No. 4, representing 20,456,338 Shares, in the name of ASM Brescia S.p.A., equal to around 14.67% (fourteen and sixty seven hundredths percent) of the capital stock of the Company; and

share certificate No. 5, representing 55,780,000 Shares, in the name of Banco Santander Central Hispano S.A., equal to around 40% (forty percent) of the capital stock of the Company;

and shall ensure that the transfer of the Interest is adequately noted in the shareholder ledger of the Company; and

(ix)                    the Seller is obligated to ensure that the ordinary shareholders’ meeting of the Company is held on the Closing Date, to resolve on (a) the appointment of a board of directors composed of persons previously designated by the Buyers, and (b) the appointment of the auditing board, composed of persons previously designated by the Buyers.

(b) The payments to be made at the Closing Date by the Buyers, in accordance with items (iv) and (v) of the preceding paragraph (a), shall be made in Euros, with value date at the Closing Date, to the current bank accounts which the Seller shall indicate to the Buyers at least 5 (five) days prior to the Closing Date.

Section 2.5 Final Amount of the Adjusted Price and Correction of the Purchase Price at Closing. (a) The Seller has issued instructions, at its own expense, to the auditing firm of Arthur Andersen S.p.A. (the “Auditor”), to subject to a complete accounting audit the financial position of the Company at the Closing Date, as drawn up by the Company on the basis of the same Accounting Principles as used for the preparation of the Certified Balance Sheet (said financial position, as certified by the Auditor, being the “Financial Position at Closing”). Within and not more than 75 (seventy five) days from the Closing Date, the Seller shall hand over to the Buyers its own determinations (the “Determinations”) with regard to the definitive amounts of the Price Adjustment and the resulting Purchase Price at Closing. The Determinations shall be formulated by the Seller on the basis of the data contained in the Financial Position at Closing, which shall be made available to the Buyers, upon request of same.

(b) The Buyers shall examine the Determinations and hand over to the Seller their own deductions, if any, within 30 (thirty) days from the handover by the Seller of the Determinations. The Parties shall examine the respective conclusions and endeavor to resolve in amicable fashion any difference during the following 15 (fifteen) days, in order to reach a written agreement with regard to the definitive amounts of the Price Adjustment and of the resulting Purchase Price at Closing. It is expressly understood and agreed between the Parties that, if the Buyers do not communicate in writing to the Seller their own deductions with regard to the Determinations within 30 (thirty) days per the above, the definitive amounts of the Price Adjustment and of the resulting Purchase Price at Closing as handed over by the Seller shall be understood to be definitive and binding on the Parties.

(c) If, after the amicable consultation per paragraph (b) above, the Parties do not arrive at an agreement as to the Determinations within the 15 (fifteen) days per above, due to differences between the Parties as to the Financial Position at Closing, the Buyers shall have the right, by giving written notice to the Buyer within 5 (five) days of the aforesaid deadline, to submit the matter, at their own expense, to the independent auditor whom the Buyers are obligated to select in common accord with the Seller (and who, failing an agreement within 15 (fifteen) days of the amicable consultation per the above paragraph (b), shall be appointed, at the request of whichever Party so desires, by the President of the Court of Rome, who shall select him from among those listed in the Registry of Accounting Auditors) (the “Independent Auditor”). It is understood between the Parties that, if the Buyers do not request the intervention of the Independent Auditor within the aforesaid deadline of 5 (five) days, the definitive amounts of the Price Adjustment and of the resulting Purchase Price at Closing as handed over by the Seller shall be understood to be definitive and binding on the Parties. The Independent Auditor shall resolve the differences that have arisen between the Parties as to the Financial Position at Closing, and shall communicate his own conclusions to the Parties (the “Conclusions”) as soon as possible, but not later than 60 (sixty) days from his appointment. The Conclusions shall be definitive and binding on the Parties and the respective contractual intents shall be incorporated therein. In particular, the Parties promise to calculate in common accord, on the basis of the Conclusions, the definitive value of the Price Adjustment and of the resulting Purchase Price at Closing, in keeping with what is set forth in the preceding paragraph (a) of Section 2.2.

(d) If the definitive amount of the Purchase Price at Closing, as determined in accordance with the preceding items (b) or (c) (the “Corrected Purchase Price”), happens to be less than the Purchase Price at Closing, as determined by the Seller in accordance with the preceding paragraph (b) of Section 2.2 (said difference with regard to the Purchase Price at Closing being hereinafter the “Negative Difference”), by an amount equal to at least € 500,000 (five hundred thousand), the Seller agrees here and now to pay to the Buyers a sum corresponding to the Negative Difference on the tenth day from the date on which the Corrected Purchase Price was determined in accordance with the preceding items (b) or (c), by credit transfer to the current bank account that will be indicated in good time by the Buyers.

(e) If the Corrected Purchase Price happens to be greater than the Purchase Price at Closing, as determined by the Seller in accordance with the preceding paragraph (b) of Section 2.2 (said difference with regard to the Purchase Price at Closing being hereinafter the “Positive Difference”), by an amount equal to at least € 500,000 (five hundred thousand), the Buyers agree here and now to pay to the Seller a sum corresponding to the Positive Difference on the tenth day from the date on which the Corrected Purchase Price was determined in accordance with the preceding items (b) or (c), to the current bank account that will be indicated in good time by the Seller.

(f) The certifications of the Auditor per paragraph (a) of the present Section and the Conclusions of the Independent Auditor shall be neither equitable nor discretionary, but rather shall be formulated in accordance with the Accounting Principles adopted by the Company for the drawing up and approval of the Certified Balance Sheet, as specified in Appendices 1.1 (a) and 1.1 (b).

(h) The Buyers promise, as of the Closing Date, to ensure that the Seller and the Auditor have access to any document or information of the Company needed to draw up the Financial Position at Closing.

ARTICLE III

THE SELLER’S REPRESENTATIONS AND GUARANTEES

The Seller declares and guarantees to the Buyers the following, with reference to both the Date of the present Contract and the Closing Date.

Section 3.1 The Seller’s Existence, business standing, authorizations, bankruptcy proceedings, and absence of insolvency status. (a) The Seller is an Italian company, properly constituted and validly existing according to Italian law. The Seller is not subject to bankruptcy proceedings, nor is it in a state of insolvency.

(b) The Seller has the capacity and is endowed with all necessary powers for the signing and execution of the present Contract and every one of the Operation Documents to which the Seller is a party, their execution, and the performance of the obligations set forth therein (including the operations listed in the preceding Section 2.4). The signing and the execution of the present Contract, and of all the Operation Documents to which the Seller is a party, has been properly authorized in accordance with the company by-laws of the Seller. Assuming that the Operation Documents have been properly authorized and signed, both by the Seller and by each party that has signed the Operation Documents, the present Contract and each of the Operation Documents represent valid obligations that are binding on the Seller, in keeping with what is provided therein.

Section 3.2 The Company’s Existence, business status, authorizations, bankruptcy proceedings, and absence of insolvency status. The Company is an Italian company, properly constituted, validly existing according to Italian law, and authorized to carry on its activities in the manner by which it is currently so doing. The Company is not subject to bankruptcy proceedings, nor is it in a state of insolvency, nor is it in any of the situations stipulated by Articles 2446 and 2447 of the Civil Code, nor have any legal actions been brought in order to declare a state of insolvency of the Company.

Section 3.3 Absence of bonds, third party consent and authorizations. (a) The signing of the present Contract and of the Operation Documents, their execution, and the performance of the obligations provided therein (including the operations listed in the preceding Section 2.4) on the part of the Seller, do not entail the violation of its own company charter, the performance of any contractual obligation, the violation of any resolution of the Seller, court or arbitration order or arrangement handed down with regard to the Seller, or the violation of normative or administrative enactments (other than the Procedural Rules applicable to the Buyers), nor is there any court or arbitration proceeding in progress as of the Date of the present Contract, except for what is set forth in Exhibit 3.3 (a), such as may impact the validity, effectiveness, and execution of the present Contract.

(b) The signing of the present Contract and of the Operation Documents to which the Seller is a party, their execution, and the performance of the obligations provided therein on the part of the Seller, are governed by private law and are not to be considered acts of public law or issued in the exercise of public authority. The alienation of the Interest by the Seller (including the signing of the present Contract and of the Operation Documents, their execution, and the performance of the obligations provided therein on the part of the Seller) is done in accordance with the present Contract, under the supervision and coordination of the Minister of the Treasury and Budget and the Minister of Industry, Commerce and Trades, and with the assistance of the Committee for General Consultancy and Guarantees for Privatizations, in keeping with the Procedural Rules, in order to ensure compliance with said Procedural Rules.

(c) With the exception of the authorization on the part of the antitrust authority per the following Section 6.1, and of what is set forth in Exhibit 3.3 (c), the signing of the present Contract and of the Operation Documents, their corresponding execution and the performance of the obligations provided therein on the part of the Seller (i) do not require the consent, the authorization, the approval, the go-ahead or the issuance of concessions or licenses on the part of public or private administrations, (ii) do not confer on third parties rights of withdrawal or of rescission of contractual relations in existence with the Company, (iii) do not entail the loss, the ineffectiveness, the lapsing or the repeal of licenses, authorizations, concessions or administrative permits issued to the Company and (iv) do not violate any agreement to which the Company is tied, or any decision, court or arbitration provision, order or provision imposed on the Company.

Section 3.4 Interest in the Company. (a) The Interest of the Seller in the Company represents 100% (one hundred percent) of the Company’s capital stock that has been subscribed and paid in, equal to € 139,450,000, subdivided into 139,450,000 shares of common stock with par value of € 1 (one) each (the “Shares”). All the Shares of the Company are in the full and proper possession of the Seller, have been properly issued, are fully subscribed and paid up, are free of another party’s rights of possession or of guarantee, of attachments, distraints, pledges, other prejudicial recordings or registrations, liens, including tax liens, and encumbrances of any kind and of any other third party right (including warrants, options, conversion rights) or an obligation which might limit their circulation or possession, and they are not subject to pending or threatened court proceedings, or subject to any third party claim.

(b) The Interest represents the entire capital stock, and there are not in progress any subscriptions, options, rights of conversion, refunds, liabilities, understandings, agreements, programs, shareholder resolutions or other acts or compacts of any kind that call for or entail the purchase, the issuance, the sale or the transfer of any certificate of any Share of the Company or of any right to any Share of the Company.

(c) A copy conforming to the original of the current Charter of the Company is enclosed with the present as Exhibit 1.2. The books of the Company have been properly kept, and that which is presented therein faithfully represents the company transactions to which they refer.

(d) The Company does not hold any interest in other companies, nor does it have Controlled Companies, except for a Interest of 171,000 shares of common stock of Lire 5,000 each, equal to 5% (five percent) of the capital stock, in CESI-Centro Elettronico Sperimentale Italiano Giacinto Motta S.p.A., a company active in the field of research, technical analysis and testing in the sectors of electrical engineering, electronics and data processing, with main office in Milan, Via Rubattino 54, capital stock equal to 17,100,000,000 Lire, divided into 3,420,000 shares of common stock of 5,000 Lire each, and listed in the Register of Companies at the CCIAA of Milan as No. 84067 and in the R.E.A. as No. 429222, C.F. [taxpayer code] 00793580150. Said Interest is free of any Obligation.

Section 3.5 Certified Balance Sheet. (a) The operating balance sheet of the Company as of December 31, 2000, consisting of the corresponding statement of assets and liabilities, the income statement, and explanatory notes, has been approved by the shareholders’ meeting of the Company on March 21, 2001 and certified by the auditing firm Arthur Andersen S.p.A. on March 6, 2001 (the “Certified Balance Sheet”) and is enclosed with the present Contract, together with the certification statement, the statement of the board of directors and the statement of the auditing committee of the Company and all relevant exhibits per Exhibit 3.5. As indicated in the certification statement, enclosed with the Certified Balance Sheet, the Certified Balance Sheet has been drawn up with clarity and represents in a truthful and correct manner the asset and financial situation and the income results of the Company pertaining to the year ended on December 31, 2000, in accordance with the Accounting Principles.

(b) The Certified Balance Sheet reflects the accounting books and documents of the Company, which are shown to have been properly and correctly kept.

(c) As of the Closing Date, the Net Worth of the Company will not be less than € 524 million (equal to 1014.6 billion Lire).

(d) As of the Closing Date, the Company will not have any forms of financial indebtedness other than the Intra-group Debt.

Section 3.6 Absence of Damages; Maintenance. (a) Since the last day of the period covered by the Certified Balance Sheet, the Company has not experienced any damage, destruction or loss (not covered by insurance) such as has or may harm the normal operating capacity of the facilities, with the exception of that stated in Exhibit 3.6.

(b) As of the last day of the period covered by the Certified Balance Sheet, the Facilities have been maintained according to the practice of the sector in Italy.

Section 3.7 Management of the Business; Dividends. (a) With the exception of what is otherwise stated in the present Contract, in Exhibit 3.7 or in Exhibit 3.12, as of the last date covered by the Certified Balance Sheet the Company (i) has not arranged for any increase in the present or future salaries of its own executives or employees or any increase in any bonus, insurance, payroll tax or social security contribution, or other plan providing benefits, payment or agreement implemented or reached by the Company in favor of, or with any executive or employee of the Company, with the exception of what has been arranged in the course of the routine administration, including the incentives for retirement of employees, and in keeping with the managerial practices of the Company, or in accordance with the law or the contracts per Exhibit 3.15, (ii) it has not reached any agreement with the Seller or any Controlled Company of the Seller (different from the Company), (iii) it has not made financial investments of a speculative nature, and (iv) it has been run in accordance with the criteria of ordinary diligence, in keeping with the managerial practice of the Company.

(b) From the last day of the period covered by the Certified Balance Sheet, the Company has not paid any earnings or reserves, or paid any special distribution or fee to the Seller or to its own board members, with the exception of the distribution to the Seller of the profits pertaining to the year ended on December 31, 2000, as approved by the shareholders’ meeting of the Company on March 21, 2001 and paid on April 13, 2001.

Section 3.8 Litigation. (a) With the exception of what is stated in Appendices 3.8 (a), 3.8 (b) and 3.14 (b), as of the Date of the Tender, the Company has not received any written communication pertaining to any proceeding, legal action, investigation or assessment pending with respect to the Company or otherwise regarding the Facilities of the Company, before any competent governmental authority or tribunal. Furthermore, from January 1, 2001 to the Date of the Tender, the Company has not received any written communication regarding any judgment, order, or other court action handed down with respect to the Company or the Facilities of the Company, such as has not been covered by provisions on the Certified Balance Sheet.

(b) All of the proceedings, legal actions, investigations or assessments pending against the Company before any competent governmental authority or tribunal per Exhibit 3.8 (b) will not be able to cause, taken in their totality, any Contingent Liabilities against the Company greater than € 1,000,000 (one million).

(c) With the exception of what is stated in Appendices 3.8 (a), 3.8 (b) and 3.14 (b), as of the Date of the Tender, the Company has not received any written communication regarding any proceeding, legal action, investigation or assessment that has been threatened against the Company by third parties, such as may be rationally expected by the Seller to be able to cause, in their entirety, Contingent Liabilities against the Company greater than € 1,000,000 (one million).

Section 3.9 Legal Compliance. With the exception of what is stated in Exhibit 3.9, or in the Information Memorandum, (i) the activities of the Company have not been carried out in violation of normative, administrative or regulatory enactments (including any applicable Environmental Standard or Tax Rule, except as specifically stipulated and provided for in the following Sections 3.10 and 3.14, respectively, and (ii) all the permits, the licenses, the concessions, the approvals and the authorizations (including any applicable Environmental Permit) necessary to carry on its own activities in the manner that the Company is currently doing, have been obtained, are valid and in force, and, where necessary, all of the petitions, declarations, notifications, certifications and any other action required by law for the continuation of the performing of the activities in the way currently being carried out by the Company have been properly presented, and (iii) each of the thermoelectric facilities is authorized to use fuel conforming, in type and quality, to the fuel used respectively in the course of 2000.

Section 3.10 Environmental Issues. (a) As of January 1, 1996, with the exception of what is stated in Exhibit 3.10 (a), and reserving what is set forth in the following Section 5.10, there have not been any emissions in the environment or dumping of wastes or sewage coming from the Facilities of any polluting, contaminating, chemical or biological, industrial, hazardous or nonhazardous substance, contrary to the Environmental Standards, that have harmed or may harm the activities of the Company as they are currently being carried out, or the assets and financial situation of the Company.

(b) With the exception of what is stated in Appendices 3.10 (b) and 3.8 (a), as of the Date of the Tender, neither the Seller nor the Company have received any written communication with regard to any still pending administrative or court proceeding or petition with respect to the Facilities of the Company that charges any real, potential, threatened or alleged (i) violation of Environmental Standards or (ii) legal action aimed at modifying, suspending, or revoking any Environmental Permit, such as might harm the activities of the Company as currently being carried out.

Section 3.11 Facilities. (a) The Company has full and exclusive ownership of all the Facilities.

(b) The Company has full and exclusive ownership or use, de facto or by right, of the real estate on which the Facilities are built. Exhibit 3.11 contains a list of all the real estate underlying the Facilities of which the Company has the use, de facto or by right.

(c) All the Facilities and real estate underlying the Facilities are free of Liens, except for those Liens which (i) do not prevent the Company from using the Facilities, as currently used by the Company, and which (ii) in general, do not impede the regular and unopposed conduction of the Company’s business, as the Company presently conducts it.

(d) The Facilities are adequate to the use for which they are currently intended, and compliant with laws and regulations concerning construction, city planning, fire prevention and safety.

Section 3.12 Contracts. (a) Other than the contracts listed in Exhibits 3.12 and 3.15, the understandings with local authorities as set forth in Exhibit 5.6 (ii), and any contract executed after the Date of Tender, pertaining to and compliant with the specific provisions under Sections 5.1 and 5.14, the Company is not a party in any further (i) energy transfer contracts, (ii) contracts for the supply of fuels required to operate the Facilities; (iii) fuel transport contracts, (iv) contracts governing any loans granted to the Company, or other debt instruments of the Company, other than Intra-group Debt, (v) other contracts entered into with the Seller or Seller’s Affiliated Companies, (vi) contracts or instruments containing restrictions to the payment of dividends, (vii) contracts limiting the Company’s freedom to compete with third parties, (viii) service contracts involving obligations for the Company to pay amounts individually exceeding € 500,000 (five hundred thousand) per year. Complete true copies of the contracts listed in Exhibit 3.12 (subject to the provisions under Exhibit 3.12) have been produced in the Data Room or otherwise made available to the Buyers.

(b) The Company has received no written notice regarding any breach by the Company of any contract listed in Exhibit 3.12, which may affect the Company’s business as currently conducted, or the Company’s capital and financial position.

Section 3.13 Insurance. The Company has insurance coverage obtained by the Seller with respect to: the Facilities; liability to third parties, including environmental hazards, and to employees and independent contractors; transport; vocational and non-vocational injuries suffered by employees and directors; the policies are similar to those available to all of the other power generating Companies owned by the Seller. The coverage provided by these policies shall cease on the Closing Date.

Section 3.14 Tax Obligations. (a) Except as indicated in Exhibit 3.14 (a), either the Seller - solely as regards direct and indirect taxes for the years 1997, 1998 and 1999, in connection with the business unit assigned under the

Deed of Assignment - or the Company (i) have duly and promptly filed the tax returns and provided the tax-related information required by law, and paid all the taxes and other fiscal charges debited to them, on the basis of such returns and information, and (i) have not benefited from any tax breaks which may result in future tax obligations.

(b) Except as indicated in Exhibit 3.14 (b), to the best of the Seller’s knowledge, as of the Date of the Tender the Company has received no requests for outstanding payments related to any unsettled, incorrect or delayed payment of taxes of any nature, and neither the Seller nor the Company have received any written notice regarding any investigations or assessments on liabilities of the Company for taxes of any nature.

Section 3.15 Collective bargaining agreements and subordinate employment relationships. (a) Except for the Memorandum of Understanding, and except as provided by law or under Section 5.1 (d) below, or under Exhibits 3.7 and 3.15, the Company does not have in force (i) any contracts applicable to its executives; (ii) any agreements with its employees or Union representatives, resulting in charges related to salaries, social security or pensions exceeding those required by law or by collective labor agreements, or constraints of any nature not required by law or by collective labor agreements under Exhibit 3.15, or otherwise exceeding an overall annual amount of € 300,000 (three hundred thousand), or (iii) any incentive plan, deferred compensation plan, or other similar plans or agreements with, or to the benefit of, its directors, executives or employees.

(b) As of the Date of this Contract, the Company has a number of employees not exceeding 1,583 (of which 12 are executives).

(c) All obligations related to salaries, social security, insurance and pension pertaining to the Seller - solely as regards employees transferred in connection with the Deed of Assignment, and solely as regards the part under its responsibility until October 1, 1999 - or to the Company have been duly performed, and no claims exists on the subject which may cause the Company to be liable for charges related to salaries, social security, insurance or pensions exceeding an overall annual amount of € 300,000 (three hundred thousand).

Section 3.16 Absence of Intermediaries. All negotiations for the finalization of this Contract and of the related agreements have not been conducted through any intermediaries or agents of the Seller or of the Company such as may give rise for the Buyer or for the Company to the obligation to pay commissions or fees of whatever nature to said intermediaries or agents.

Section 3.17 Intellectual Property Rights. (a) The Company is the owner, or is authorized to use legitimately, all the patents and other intellectual property rights, whether registered or not, required and sufficient to its day-by-day business, as currently conducted, and to operate the Facilities. The use of such patents or other intellectual property rights shall not constitute a violation, breach or counterfeiting of others’ rights, and no objections to such use have been raised by third parties. With the exception of the provisions under the license agreement for the “Elettrogen” trademark stipulated by the Company and the Seller on December 3, 2000, no fees, royalties or other payments are due by the Company for the use of such patents or other intellectual property rights.

Section 3.18 No further representations or warranties by the Seller. Except as warranted and represented by the Seller in this Article III, neither the Seller, nor any of the Seller’s Subsidiaries (including the Company) intend to make any additional representations or provide further warranties to the Buyers. The Parties expressly recognize that even the contents of the documents or information made available to the Buyers in the Data Room, the Information Memorandum, any answers to questions regarding the Information Memorandum, or any other document distributed or made available in connection with this Contract or with the Transaction should not be construed as being part of any representations made or warranties provided by the Seller to the Buyers. Consequently, the Seller shall not acknowledge any such additional representation or warranty, other than those contained in this Article III, made in connection with the Company or with any other issue related to this Contract or the Transaction.

ARTICLE IV

BUYERS’ REPRESENTATIONS AND WARRANTIES

Each of the Buyers, jointly with the others, warrants and represents to the Seller as follows, with respect to both the Date of this Contract and the Closing Date:

Section 4.1 The Buyers’ existence, business standing, authorizations, bankruptcy proceedings and lack of insolvency status. (a) Each of the Buyers is a duly organized and validly existing company according to the legislation indicated in the Offer, and is authorized to conduct its business in the manner in which it currently conducts it. None of the Buyers is subject to insolvency procedures or is in a condition of insolvency.

(b) Each of the Buyers has the capacity and is provided with all the powers required to execute and perform this Contract and all the Transaction Documentation to which each of the Buyers is a party, their performance and fulfillment of the obligations contained therein. (including the transaction listed in Section 2.4 above). The execution and performance of this Contract, and of all the Transaction Documentation to which each of the Buyers is a party, have been duly authorized in compliance with the Articles of Association of each of the Buyers. Assuming that the Transaction Documents have been duly authorized and signed by the Seller as well as by each of the other parties to the Transaction Documents, this Contract and each of the Transaction Documents constitutes an effective and binding obligation for each of the Buyers in compliance with the provisions herein.

Section 4.2 Absence of related parties, third-party consent and authorizations. (a) The execution of this Contract and the Transaction Documents, the performance thereof and the fulfillment of the obligations set forth therein (including the transactions listed in Section 2.4 above) by each of the Buyers shall not cause (i) any violations of their respective Articles of Association, (ii) any non-performance of contractual obligations, or violation of a judge’s or arbitrator’s decision, order or measure applicable to each of the Buyers, (iii) any violation of regulatory or administrative provisions applicable to each of the Buyers, or (iv) any other violation (or judicial or arbitration proceedings ongoing at the Date of this Contract) such as to affect the validity, effectiveness and performance of this Contract.

(b) Other than the authorization by the antitrust authority, as set forth in Section 6.1 (a) below, the execution of this Contract and the Transaction Documents, the performance thereof and the fulfillment of the obligations set forth therein by each of the Buyers (i) do not require consent, authorization, approval or issue of licenses by public administrations or private individuals, nor do they (ii) grant to third parties rights of whatever nature which may negatively impact the Transaction.

Section 4.3 Buyers’ Shareholders. Each of the Buyers warrants and represents to the Seller that each of the Buyer is compliant with all the requirements prescribed under the Prime Minister’s Decree dated November 8, 2000.

Section 4.4 Financial Standing. The Buyers have sufficient funds, or have undertaken valid and binding commitments with primary financial institutions (true copies of which are provided to the Seller) to borrow from such primary financial institutions the funds required by the Buyers to acquire the Interest under the terms and conditions stated in this Contract, and the Buyers shall have such funds fully available at the Closing Date. Each of the Buyers is not aware of any event which would compromise the Buyer’s ability to use the funds, nor has reasons to believe that such funds may not be available at the Closing Date.

Section 4.5 Irrevocable Commitment in favor of the Treasury and Industry Ministries. Each of the Buyers warrants and represents to the Seller that each of the Buyers has duly signed an irrevocable commitment in favor of the Ministry of the Treasury, Budget and Economic Planning, and of the Ministry of Industry, Commerce and Crafts, with respect to the obligations under the Procedure Regulations, in the form specified in Exhibit 4.5 to this Contract.

Section 4.6 Absence of Intermediaries. All negotiations for the finalization of this Contract and of the related agreements have not been conducted through any intermediaries or agents of any of the Buyers, such as may give rise for the Seller to the obligation to pay commissions or fees of whatever nature to said intermediaries or agents.

Section 4.7 Accuracy of the Information Provided to the Seller in the course of the Transaction. All the written documents and information sent by the Buyers to the Seller with respect to the Transaction, (including but not limited to all the information contained in this Contract and in the Transaction Documents) are correct, accurate and true.

Section 4.8 PUHCA. PUHCA provisions shall not be applicable to the Company as a result of executing this Contract and performing the obligations or the transactions set forth herein.

Section 4.9 Due Diligence The Buyers hereby recognize (i) that they conducted legal, tax, accounting and technical due diligence procedures on the Company, in the Data Room provided to them, from March 26 to March 31, and examined all the documentation contained therein or subsequently made available to them, (ii) that they visited the Facilities of Ostiglia, Monfalcone, Tavazzano, Fiume Santo and Trapani, as well as the core Facilities of Terni, Cotronei and Catanzaro from March 19, 2001 to April 24, 2001, and (iii) that they attended presentations regarding Elettrogen given by Company executives and directors on March 27, 2001.

ARTICLE V

SELLER’S AND BUYERS’ OBLIGATIONS

Section 5.1 Conducting the Company’s Business. (a) Except as (x) otherwise required under this Contract, or (y) otherwise agreed with the Buyers (whose consent shall not be unreasonably withheld or delayed), from the Effective Date of this Contract to the Closing Date, the Seller:

(i)                         shall provide for the Company (a) to carry out its day-by-day business and continue its combined cycle conversion plan at the Ostiglia plant, as well as the construction of the fuel discharge system and installation of the oil pipeline at the Fiume Santo plant, solely according to course of business criteria, in compliance with the Company’s operating practices, and as contemplated in the EPC or in the Oil Pipeline Contract, (b) not to exercise the right to request the supply of optional services and works, set forth in Article 3 of the ECP, (c) not to exercise the right to request the execution of the additional works set forth in Article 3 of the Oil Pipeline Contract and (d) maintain relations with Enel FTL S.p.A. as supplier and with Enel Distribuzione S.p.A. as customer;

(ii)                      notwithstanding the provisions under (i) above, the Seller shall provide for the Company not to take any action (except as indicated in Exhibits 3.12 and 3.15) aimed at: (a) starting activities not related to the energy sector; (b) acquiring, selling or transferring any Company asset (except for the purchase of real estate as set forth in Exhibit 5.12 under Section 5.12 below, the sale of energy and purchase of fuels as required under contracts existing at the Date of the Tender, and the purchase of spare parts, materials and services for the normal course of business, in compliance with the Company’s operating practices) for consideration lower than 3% (three percent) of the Company’s Shareholders’ Equity as shown in the Certified Balance Sheet; (d) make investments, or series of related investments in fixed assets (except for investments required for maintenance of the Company’s Facilities and those set forth in Exhibit 5.1), for an amount exceeding 3% (three percent) of the Company’s Shareholders’ Equity as shown in the Certified Balance Sheet; request or obtain additional forms of funding over and above the Inter-group Debt, with the exception of guarantees issued during the normal course of business; (f) acquire or otherwise obtain the use of interests in other companies, businesses or business units, or carry out mergers, split-ups or similar corporate transactions; (g) change, raise or promise to raise salaries or other compensation to each of the Company’s employees (including the executives), except as prescribed in the applicable national collective labor agreement or individual contracts existing at the Date of the Tender; (h) appoint or hire executives; or (i) make financial investments for speculation purposes.

(iii)                   will not allow (a) any change or modification to the Articles of Incorporation of the Company, as per Exhibit 1.2 of this contract, (b) the issuance or the sale of stock representing the capital stock of the Company, the issuance or the sale of bonds convertible in, options in relation to, warrants to purchase, or underwriting rights for, stock representing the capital stock of the Company or the reaching and execution of any agreement that forces the company to perform any one of the aforementioned activities, that is: (c) that the Company grant any earnings or reserve or any distribution or extraordinary compensation to the Seller or its own directors, with the exception of the distribution to the Seller of the earnings pertaining to the fiscal year ended December 31, 2000, approved by the Shareholders’ Annual General Meeting on March 21, 2001 and done on April 13, 2001;

(iv)                  will not perform, and will not allow any of its subsidiary companies to perform, any transaction with the Company that is different from the transactions at market conditions and from those that are planned in the contracts listed in Exhibit 3.12, and in particular, but with no limitation whatsoever, any transaction with the Company aimed at changing the energy purchase contract, the EPC and the supply contracts necessary for the transaction of the Facilities, specified in Exhibit 3.12.

(b) Furthermore the Seller commits itself, starting from the Date of this contract, and up to the Closing Date, to enable the Buyers, as well as the consultants that are designated by it, to have access to the Company offices and facilities during office hours and to examine the accounting books and records and other documentation relating to the activities of the Company, with an advance notice of at least 3 (three) days, to be sent in writing to the Seller and the Company, and in any event without interfering in the normal activity of Company itself.

(c) Any information or document which the Buyers come in possession of, pursuant to the aforementioned paragraph (b), will have to be held in the strictest confidence by the Buyers, conforming and pursuant to the Confidentiality Agreements and, in the event the transactions envisioned in this Contract are not performed, these documents or information shall have to be returned or destroyed, as provided for in the Confidentiality Agreements.

(d) Furthermore the Seller commits itself, starting from the Date of this contract, and up to the Closing Date, to request, and to make it so that the Company requests, the advance written consent of the Buyers (who cannot unreasonably deny or delay their consent without a justifiable reason), in relation to any act that pertains to the extraordinary management of the Company. It remains expressly agreed between the Parties that the Company may continue its incentive program to let employees leave, pursuant to the company management policies.

(e) The Buyers state that they know the terms for exercising the prerogatives pertaining to the preceding letters (b) and (c) of paragraph (i) in the preceding Section 5.1 (a), as foreseen in the respective articles of the EPC and the Oil Pipeline contract.

Section 5.2 Withdrawing from Intra-group Contracts. The Seller commits itself towards the Buyers to ensure that its Affiliated Companies, which have executed with the Company the contracts listed in Exhibit 5.2 (i) (the “Intra-group Contracts”), give written notice to the company within and not later than the Closing Date, basically in the form detailed in Exhibit 5.2 (ii), in order to allow the Company to withdraw unilaterally, and without incurring any additional cost, from the Intra-group Contracts. Furthermore the Seller will assure that a certified copy of the original of these written communications be delivered to the Buyers on the Date of Closing.

Section 5.3 Expenses, taxes. Independently from the Closing going through and from the transactions provided for in this Contract and from the documents relating to the Transaction, and with the exception of what is otherwise provided for in this Contract, all costs and expenses incurred in relation to this Contract, to the Documents relating to the Transaction and to the transactions provided for in it (including fees and expenses for financial, accounting and legal consultants) will be borne by (i) the Seller, if incurred by the Seller, or (ii) by the Buyers, if incurred by the Buyers or by its Affiliate Companies, with the exception of (a) all the expenses relating to notaries and the dues resulting the execution of this Contract and the provided transactions and (b) the taxes and dues relating to the use, notification and registration of this Contract and of the transactions provided for herein, including the transfer of the Shares, which will be entirely borne by the Buyers, which will perform all the communications necessary in relation to such expenses, dues and taxes.

Section 5.4 Execution of the Transaction. (a) Pursuant to the terms and conditions of this Contract, the Parties agree: (i) to cooperate in doing everything in their power to perform any registration, give any communication and obtain all the authorizations (government or otherwise) necessary for performing the transactions provided for herein (including the communication and approval pursuant to the subsequent Section 6.1), and (ii) to perform, or make it so that it is performed, everything that is furthermore necessary pursuant to this Contract and the applicable laws and regulations, to perform and render effective the transactions provided for herein.

(b) In the event it is necessary, after the Closing Date, to perform further actions in order to ensure the effects of this Contract, the Sellers and Buyers agree to cooperate and to perform (or make sure they are performed) all these aforementioned further actions.

Section 5.5 Notices of Events. Before the Closing Date, the Parties will communicate in a timely manner in writing the occurrence of any event or circumstance that may hinder or prejudice the taking place of the event described in subsequent Section 6.1, that is the taking place of one of the events pursuant to the subsequent Section 6.2.

Section 5.6 Commitments pursuant to the Memorandum of Understanding. The Buyers state to the Seller that they accept in its entirety and without conditions the commitments in the Memorandum of Understanding signed by the Ministry of Industry, the unions and the Seller dated October 4, 1999 (the “Memorandum of Understanding”, a copy of which is hereby attached as Exhibit 5.6 (i)), expressly exonerating the Seller from any obligation or responsibility relating directly or indirectly from the aforementioned Memorandum of Understanding in the period following the Closing Date, holding the Seller harmless from any Non Operating Expenses that may derive from it, because of an act, fact or omission on the part of the Buyers or the Company after the Closing Date, including but not limited to the following: (i) the commitment not to transfer, directly or indirectly, control of the Company or any substantial part of it (including any of its facilities), for a period of 36 (thirty-six) months from the Closing Date; (ii) confirm the continuing electrical productivity of the facilities while respecting the existing environmental laws and regulations as well as the agreements incurred between the Company and local governments as detailed in Exhibit 5.6 (ii), (iii) commitment to adopt the industrial plan presented with the offer, in order to guarantee the continued production of the Facilities, their energy efficiency, the industrial and financial full exploitation of the Company and the employment level of the Company as time goes by, without taking collective measures aimed at reducing the number of employees up to December 31, 2004, and in any event for a period of no less than 3 (three) years from the Closing Date, (iv) a commitment to confront any question about excess number of employees at the end of the period specified in the abovementioned letter (iii), through agreements with unions aimed at retraining and employment under different capacities of the excess employees, (v) to maintain the financial, legal and union terms, including the health benefits and the extra employer contributions to the social security payments for employees that is currently in force with the company, in a manner that is consistent with what is provided for in the agreements in force, for three years from the creation of the Company and in any event up to the signing of the new collective national employment contract for the electrical industry, as well as (vi) the commitment to illustrate the Buyer’s commitments as per the preceding letters (i) through (v) in the course of a specific meeting with the unions, which will have to take place within 30 (thirty) days from the Closing Date (the “Commitments in the Memorandum of Understanding”).

Section 5.7 Antitrust Notice. The Buyers will take care of providing as soon as possible, and in any event no later than 5 (five) days from the Date of this Contract, the communication provided for by Article 4 of EU Regulation 4064/1989 (and subsequent modifications) to the European Commission. A copy of this communication will be simultaneously provided to the Seller. The Buyers acknowledge that they have received from the Seller the information and data relating to the Company necessary for preparing the aforementioned communications. Furthermore, the Seller will have to provide, in a timely manner, to the Buyer the additional information and data in its possession, or in the Company’s possession (those that are not already in the public domain on not already in the Buyers’ possession) that may be requested by the pertinent antitrust regulatory agency.

Section 5.8 Confidentiality of the Industrial Plan. The Seller commits itself towards the Buyers (i) to maintain, and shall make it so that its directors and employees, its affiliates, the directors and employees of the affiliates maintain in absolute confidentiality the industrial plan for the Company (as per paragraph (iii) of preceding Section 5.6) presented by the Buyers to the Seller together with the Offer and all information contained in it conforming to the Regulations of the Procedure, and abstain from divulging to third parties (with the exception of the Ministry of the Treasury, Budget and Economic Planning and the Ministry of Industry, Commerce and Craftsmanship, and the Committee for Global Consulting and Guarantee of Privatizations) any information on the subject, and (ii) not to use, and shall make it so that its directors and employees, its affiliates, the directors and employees of the affiliates not use, directly or indirectly, any news, data or information contained in the aforementioned industrial plan and not otherwise in the possession of the Seller or in the public domain (with the exception of what is expressly foreseen in the Regulations of the Procedure).

Section 5.9 Litigation involving the Seller. (a) The Parties acknowledge that legal actions initiated or filed by third parties against the Company or the Seller, listed in Exhibit 3.8 (a) will be managed, from the Closing Date, in complete autonomy and independence from the Seller, which commits itself to bearing any related cost, expense or other prejudice relating to the Company, holding harmless and indemnifying the Company itself. Furthermore the Parties acknowledge that the Seller will have the right to any amount owed it, receivable or credit deriving from such proceedings pursuant to Exhibit 3.8 (a), with respect to which the Buyers or the Company shall have no claim towards the Seller. The Buyers commit from this moment, in relation to these same procedures, (x) to cooperate actively with the Seller, conferring it the broadest power of attorney for trial and ensuring that the company give it access to all the documentation and the information necessary, allowing it also, upon request, access to the Company offices during office hours, but in any event without prejudicing the normal work of the Company, after the Closing Date, and furthermore (y) not to intervene in them, not even at its own expense or with the assistance of a professional of its choice, and (z) to make it so that the Company conclude valid and binding transactions with third parties or proceed with giving up the acts, where necessary, upon request of the Seller at his discretion, as long as (i) the Seller take on any cost or expense deriving to the Company, and that (ii) the Company not have to bear any prejudice as a consequence of the conclusion of these transactions. It furthermore remains expressly agreed between the Parties that the Seller will inform in a timely manner the Buyers or the Company about the happenings and developments in the proceedings specified in Exhibits 3.8 (a), and will not commence, in relation to these same proceedings, any initiative that may prejudice the Buyers or the Company. Furthermore, in relation to the actions entertained of the proceedings initiated by third parties listed in Exhibit 3.8 (a), the Seller is committed towards the Buyers (i) not to involve the Company in this (in those cases where the Company is not a Party to the proceeding), in the ways provided for by the applicable rules of procedure and (ii) to request, where possible, the elimination of the Company (in those cases where the Company is a Party to the proceedings) from the legal action, in the manners provided for by the applicable rules of procedure.

(b) The Parties furthermore acknowledge that those actions initiated by proceedings started by third parties, against the Company or the Seller, listed in Exhibit 3.8 (b), will be managed, even after the Closing Date, in complete autonomy and independence from the Company. Furthermore, the Buyers will make it so that the Company support or hold harmless the Seller in relation to any cost, expense or other prejudice that may come to the Seller, while instead the Seller’s obligations stand pursuant to the subsequent Article VII, to indemnify and reimburse, in the event of a violation of the declarations and guarantees of the Seller pursuant to paragraph (b) of preceding Section 3.8. Furthermore, the Parties acknowledge that the Company shall have the right to any amount owed it, receivable or credit deriving from such proceedings pursuant to Exhibit 3.8 (b), with respect to which the Seller will not have anything to claim from the Company or from the Buyers. In relation to the actions entertained or the proceedings initiated by third parties listed in Exhibit 3.8 (b), the Seller (i) from this moment confers on to the Buyers ample power of attorney, and (ii) is committed towards the Buyers, upon request of the Buyers at their discretion, to conclude valid and binding transactions with third parties or proceed with giving up the acts, where necessary, upon request of the Buyers or the Company, as long as (x) the Buyers make it so that the Company take on any cost or expense deriving to the Seller, and that (y) the Seller not have to bear any prejudice as a consequence of the conclusion of these transactions. Furthermore, in relation to the actions entertained of the proceedings initiated by third parties listed in Exhibit 3.8 (b), the Buyers are committed towards the Seller to make it so that the Company (i) not involve the Seller in this (in those cases where the Seller is not a Party to the proceeding), in the ways provided for by the applicable rules of procedure and (ii) to request, where possible, the elimination of the of the Seller (in those cases where the Seller is a Party to the proceedings) from the legal action, in the manners provided for by the applicable rules of procedure.

Section 5.10 Conversion costs. In the event that an administrative measure related to the combined cycle transformation of the CCGT Facilities, arising between the Closing Date and December 31, 2003, were to impose specific clean-up obligations on the company in connection with soil or subsoil pollution at a CCGT

Facility, occurring prior to the Closing Date, the Seller agrees to indemnify the Buyers for up to 50% (fifty percent) exclusively of the relative costs and expenses incurred by the Company strictly and directly required for compliance with the specific obligations set forth in the relevant administrative measure (the “Conversion Costs,”) and solely on condition that (i) the Buyers consult with the Seller in a timely manner, (ii) the Seller specifically approve in writing all the relative Conversion Costs (which approval may not be reasonably refused) and (iii) that the Buyers provide full written evidence to the Seller of the corresponding invoices received and of the related payments made by the Company. It is expressly understood and stipulated by the Parties that any compensation under this paragraph shall be actionable by the Buyers only on the terms and conditions and within the limits specified in this paragraph, and shall not be subject to the limits specified in Article VII below, with the exception of the Maximum Amount specified in Section 7.4 below (which shall be applied to the sum paid by the Seller up to 50% (fifty percent) of the Conversion Costs). It is expressly specified and agreed by the Parties that the Seller’s obligations vis-à-vis the Buyers in connection with the Conversion Costs are fully governed by this clause, but excluding any duplication of benefits of this clause and any other compensation that may be paid by the Seller under this Contract to the Buyers or the Company in connection with the facts in question. It is further understood by the Parties that the Seller shall have no further obligation or responsibility with respect to the Buyers, the Company or third parties, in connection with any administrative measure (or other commitments included therein) issued after the Closing Date, involving the combined cycle transformation of the CCGT Facilities.

Section 5.11 “Elettrogen” Brand. The Buyers (i) acknowledge and agree to see to it that the Company acknowledges, the full and sole ownership of the “Elettrogen” trademark belonging to the Seller and (ii) agree to see to it that the Company changes its own corporate style to another that in no way contains the word “Elettrogen,” prior to the expiry of the trademark use licensing agreement described below. The Seller agrees to grant to the Company, on the Closing Date, a temporary license effective as of the Closing Date and valid for up to 6 (six) months following the Closing Date, for the use of the “Elettrogen” trademark solely for the purpose of continuing the exercise of the Company’s activities as it is currently carrying them out. It is understood by the Parties that this temporary license shall stipulate the same consideration as indicated in the licensing agreement currently in effect as listed in Exhibit 3.3 (c).

Section 5.12 Real Estate. The Seller agrees to see that title to the real estate listed in Exhibit 5.12 belonging to Companies controlled by the Seller is transferred to the Company at book value prior to the Closing Date.

Section 5.13 Tax Documentation. The Seller agrees to furnish to the Buyers at its own expense, and as soon as available, the documentation pursuant to paragraph three of Art. 6 of Decree Law No. 358 of October 8, 1997, attesting that the gains on the sale of the Interest comprise the taxable income of the Seller, or are subject to the substitute tax pursuant to applicable provisions of the regulations.

Section 5.14 Accident in one alternator at the Fiume Santo generating plant. The Seller agrees to see to it that the Company uses its best reasonably possible efforts to complete, prior to the Closing Date, the repairs made necessary following the incident described in Exhibit 3.6. The Seller agrees to compensate the Buyers for the costs or expenses incurred by the Company as strictly and directly necessary to complete such repair work, to the extent these costs and expenses have not already been incurred by or posted to the books of the Company prior to the Closing Data, and solely on the condition that the Buyers provide full written evidence of the related invoices received and the related payments made by the Company. It is expressly understood and stipulated by the Parties that any compensation under this paragraph shall be actionable by the Buyers exclusively on the terms and conditions and within the limits set forth in this paragraph, and shall not be subject to the limits specified in Article VII below, with the exception of the Maximum Amount referred to in Section 7.4 below. It is further understood by the Parties that the Seller shall have no further obligation or responsibility vis-à-vis the Buyers, the Company or third parties, in connection with the incident described in Exhibit 3.6 and that any decision, intervention, expense or cost or other activity required for the repair of the alternator shall not be subject to the restrictions or limitations specified in Section 5.1 above.

ARTICLE VI

TERMS AND SERIOUS DEFAULT

Section 6.1 Suspensive conditions. (a) The efficacy of the purchase of the Interest by the Buyers pursuant to this Contract, and the related Closing, shall be understood to be subject to the suspensive condition that this acquisition shall be approved by (i) the Autorità Garante della Concorrenza and del Mercato (Compensation and Market Guarantee Authority) pursuant to Article 16 of Law No. 287/1990, or (ii) the European Commission, pursuant to Article 4 of Regulation 4064/1989 (as amended), as specified by the Buyers in Exhibit 6.1 below.

(b) It is understood by the Parties that, in the event the purchase of the Interest by the Buyers under this Contract is approved not later than by the Final Term by the authorities indicated in paragraph (a) above, subject to any significant commitments or conditions, the Buyers shall have the right (i) to accept these commitments or conditions and proceed with the Closing, or (ii) not to accept these commitments or conditions and not proceed with the Closing, advising the Seller in writing that it wishes to avail itself of this clause, by and not later than the fifth day following the occurrence of the suspensive condition referred to in paragraph (a) above. As specified in paragraph (d) of Section 2.2 above, in the case described in point (ii) above, the Seller shall be fully entitled to withhold the entire First Installment of 5% (five percent) of the Purchase Price, provided that the Buyers shall then not be entitled to any further consideration.

(c) It is further understood by the Parties that, in the event the suspensive condition referred to in paragraph (a) above is not implemented by the Final Term, and only if the Seller advises the Buyers in writing of the expiration of the Final Term, that the transfer of the Interest by the Seller to the Buyers shall not take place and this Contract and any business act accessory or relative thereto shall lose its efficacy, with the exception of the provisions of this Contract which, by their very nature, shall continue to have full force and effect. In particular, as described in paragraph (d) of Section 2.2 above, in the event the suspensive condition referred to in paragraph (a) above is not fulfilled by the Final Term, the Seller shall be fully entitled to withhold the entire First Installment of 5% (five percent) of the Purchase Price, provided that the Buyers shall not be entitled to any further consideration.

(d) The Buyers declare to the Seller that they are aware of the importance for the Seller of the event identified as a suspensive condition pursuant to paragraph (a) above taking place as soon as possible and they further declare (i) that they have correctly identified as the authority referred to in Exhibit 6.1, the appropriate antitrust authority responsible for issuing the related approval, (ii) that they are not aware of any reasons that would stand in the way of the issuance of such approval that could adversely affect the performance of this Contract and (iii) that they agree to do everything that is reasonably possible within their power to obtain the approval by the appropriate antitrust authority not later than by the Final Term.

(e) The Buyers agree to furnish to the Seller, by and not later than 3 (three) days following the receipt or forwarding of the related documentation, and for the entire term of the procedure until its conclusion, (i) a copy of all documentation or written communications sent to or received from the competent antitrust authority, (ii) a copy of any communication relative to any requests for additional information or to the start of any investigation or inquiry by the appropriate antitrust authority and (iii) a copy of any measure of any type adopted by the appropriate antitrust authority in connection with the Transaction notified.

(f) The Buyers further agree (i) not to undertake any initiatives that can directly or indirectly prejudice the approval referred to in paragraph (a) above, and (ii) to inform the Seller, by and not later than 3 (three) days after receiving notice, of any objections against approval of the Transaction by the appropriate antitrust authority.

Section 6.2 Cancellation conditions. This Contract shall be deemed as conditional, subject to cancellation, upon a court or arbitration ruling, temporarily enforceable, prohibiting the conclusion or execution of this Contract, the concluding of agreements or the carrying out of operations as specified in this Contract unless, by the deadline indicated above, this decision has been completely annulled or rejected by another subsequent measure or proceeding. It is understood by the Parties that, should such a decision be handed down, this Contract shall be deemed as cancelled only and solely if the Seller advises the Buyers in writing that Seller wishes to avail itself of this clause, but not before the fulfillment of the suspensive condition specified in paragraph (a) of Section 6.1 above and, in any event, by and not later than the Closing Date.

Section 6.3 Express Defeasance Clause. (a) The Parties agree here and now that any fact or act of the Seller, with reference to the period between the Date of this Contract and the Closing Date, likely to result in contingent liabilities for the Buyers or the Company exceeding a total of 20% (twenty percent) of the Purchase Price, which would not have arisen if: (i) the statements and guarantees specified in Article III above and the Exhibits referred to here, were correct, accurate and truthful on the Date of this Contract, or (ii) the obligations resulting for the Seller under Article V of this Contract were fully and correctly carried out, shall give the Buyers the right to cancel this Contract pursuant to Article 1456 of the Civil Code, notice of which shall be given in writing to the Seller within 10 days of the discovery of such fact, and in any event not later than the Closing Date. The foregoing is in any event without prejudice to the right of the Buyers not to take advantage of this cancellation clause, to proceed with the Closing and to ask for the compensation of any Contingent Liabilities subject to the terms and conditions and within the limits specified in Article VII below.

(b) The Parties further agree here and now that, in the event the Closing takes place, the cancellation clause specified in paragraph (a) above shall have no further effect

ARTICLE VII

INDEMNITY OBLIGATIONS

Section 7.1 Seller’s indemnity and reparation obligations. (a) The Seller agrees to indemnify and compensate in full, withdraw opposition and defend at law the Buyers, any successors and assigns, in connection with any Contingent Liability affecting the Company or the Buyers (i) that would not have occurred in the event the declarations and guarantees referred to in Article III above and the Exhibits referred to there, were correct, accurate and truthful, with the exception of the cases in which the Buyers gave their own written consent to any action or omission that had led to one of the declarations and guarantees provided by the Seller pursuant to Article III that was not correct, accurate and truthful or (ii) that would not have occurred if the obligations arising for the Seller pursuant to Article V of this Contact had been fully and correctly carried out by the Closing Date or (iii) that took place following an immediately enforceable court or arbitration ruling (even temporarily), handed down against the Company, or further to a binding settlement agreement to which the Company was a part, solely in relation to the actions brought or proceedings initiated by third parties as listed in Exhibit 3.8 (a).

(b) With the exception of the provisions of Sections 5.10 and 5.14 above, any compensation in connection with the Contingent Liabilities referred to in points (i), (ii) and (iii) of paragraph (a) of this Section 7.1 shall be actionable by the Buyers solely on the terms and conditions and within the limits specified in the following paragraphs and Sections 7.3 and 7.4 below.

(c) The amount of the obligation to compensate referred to here, in the event of any Contingent Liabilities incurred by the Buyers or by the Company, shall be equal to the amount of the Contingent Liabilities (and the costs connected thereto) remaining after deduction of the following:

(i) The amount of the risks and charges fund as posted in the Certified Balance Sheet in connection with these Contingent Liabilities;

(ii) Relative to the Contingent Liabilities which, by their nature, constitute tax-deductible costs, the amount of the relative tax benefit actually realized by the Buyers or by the Company; and

(iii) The amount of any compensation that the Buyers and/or the Company had received in connection with any insurance or on any similar basis, in connection with the event that led to the Contingent Liability in question.

(d) After the Closing Date, the rights to compensation specified in Article VII and Sections 5.10 and 5.14 in favor of the Buyers are deemed to be exclusive and therefore substitutive of any other right (specifically including cancellation of the Contract for any non-performance) or legal remedy applicable in relation (i) to the warrants and representations of the Seller pursuant to Article III of this Contract, or (ii) the obligations of the Seller pursuant to Article V of this Contract.

(e) It is expressly specified and agreed that any duplication must be avoided as between any compensation that may be paid by the Seller in connection with this Contract to the Buyers and, if applicable, to the Company. Moreover, and without prejudice to the rights of the Buyers against the Seller under this Contract, the Buyers agree to see that the Company does not make any request for compensation (including in connection with third party requests against the Company) in connection with Contingent Liabilities arising from the Deed of Conveyance. Finally, it is expressly specified and agreed that the amount referred to in paragraph (c) (i) of this Section 7.1 shall not be deducted from the amount of the compensation for Contingent Liabilities incurred by the Company in connection with the causes listed in Exhibit 3.8 (a), as specified in Section 5.9.

Section 7.2 Buyer’s indemnity and reparation obligations. The Buyers agree to fully compensate, indemnify, withdraw opposition to and defend at law the Seller, its respective successors and assigns, (i) in connection with any Contingent Liability incumbent upon the Seller that would not have arisen in the event the warranties and representations referred to in Article IV above and the Exhibits referred to there had been correct, accurate and truthful, (ii) in connection with any non-performance relative to the Commitments of the Memorandum of Understanding referred to in Section 5.6 above or (iii) in connection with any third-party claim against the Seller further to any non-performance by the Buyers of the commitments assumed pursuant to Exhibit 4.5. Any compensation in connection with the Contingent Liabilities referred to in points (i), (ii) and (iii) above shall be actionable by the Seller alone, on the terms and conditions and within the limits specified in Sections 7.3 below and may all be asserted by the Seller for a period of 5 (five) years of the Closing Date.

Section 7.3 Parties requests pursuant to Sections 7.1 and 7.2. (a) The obligations referred to in Sections 7.1 and 7.2 above may be invoked, with notice of same to be sent by registered letter with return receipt requested within 90 (ninety) days of the discovery of the related substantiating fact. In the event of actions brought or proceedings initiated by third parties, the Party asked to perform the obligations specified in Sections 7.1 or 7.2 above (hereinafter, the “Obligated Party,”) shall be permitted to intervene in such actions or proceedings, at their own expense and with the assistance of a professional of their own choosing who has not been rejected by the other Party (hereinafter the “Compensated Party”) on reasonable grounds. It is understood that, in the event the Obligated Party has intervened in such actions or proceedings, no transactions may be concluded with third parties or no agreements may be denounced without the consent of the Obligated Party (which consent may not be reasonably refused without a justified motive). It is further understood that, in the event the Obligated Party has not been a party to these actions or proceedings, the Compensated Party shall nevertheless arrange to keep the Obligated Party informed of the course of such actions or proceedings, and shall guarantee it access to the related documentation. It is understood, finally, that the Contingent Liabilities relative to third-party claims shall not be compensated and indemnified under this Article VII until such time as these claims have been not been satisfied in execution of an immediately enforceable court or arbitration ruling (even temporarily) or a binding settlement agreement.

(b) The Parties hereby mutual acknowledge that, by way of exception to the provisions of paragraph (a) above, the actions or proceedings listed in Exhibit 3.8 (a) shall be carried out solely and independently by the Seller.

Section 7.4 Limit to the indemnity obligations relative to representations and warranties. (a) Without prejudice to the provisions of Article 1229 of the Civil Code, any compensation or indemnity that the

Seller might be required to pay to the Buyers in connection with any Contingent Liability incumbent upon the Buyers or the Company under this Contract, shall be due and payable only as of the time the total of this compensation and indemnity exceeds a total deductible of 2.5% (two point five percent) of the Purchase Price (hereinafter, the “Deductible”), and only as to the portion exceeding the Deductible, in which case the Seller shall be required to pay compensation and indemnity to the Buyers only up to a maximum amount equal to the difference between 17.5% (seventeen point five percent) of the Purchase Price and the Deductible (hereinafter, the “Maximum Amount”). Moreover, the Buyers may not invoke against the Seller any Contingent Liability incumbent upon the Buyers or the Company that is individually less than € 100,000 (one hundred thousand) (hereinafter, the “Minimum Deductible”). It is understood here and now by the Parties that one or more Minimum Deductibles will not combine in any way either for the purpose of determining the Deductible, or of determining the Maximum Amount. The Parties further agree that the indemnity relative to Sections 3.1 to 3.4 above is neither subject to the Deductible (and will not be involved in determining the Deductible) nor to the Maximum Amount. The Parties further agree that the Seller’s obligations to compensate and indemnify in connection with the non-performance of Section 5.9 above and point (iii) of paragraph (a) of Section 7.1 above are not subject to the Deductible (and are not involved in the determination of the Deductible).

(b) The Seller’s obligations to compensate and indemnify referred to in Sections 7.1 above may be invoked in the manner specified in this Article VII until December 31, 2002, with the exception of (i) the declarations made and the guarantees furnished by the Seller to the Buyers pursuant to Sections 3.4, 3.14 and 3.15 above, which may also be invoked by the Buyers during the statute of limitations temporarily applicable, (ii) for the declarations made and the guarantees furnished by the Seller to the Buyers pursuant to Section 3.10 above, which may all be invoked by the Buyers until December 31, 2003 and (iii) for the Seller’s obligations to indemnify and compensate in connection with the non-performance per Section 5.9 above and point (iii) of paragraph (a) of Section 7.1 above, which may all be invoked by the Buyers for a period of 10 (ten) years from the Closing Date.

ARTICLE VIII

GENERAL CLAUSES

Section 8.1 Disclosure. (a) The Parties agree not to issue, either through third parties or persons under their control, any press releases or other announcements regarding this Contract and the other operations referred to hereunder, without the prior authorization of the other Party. It is understood that such authorization shall not be reasonably refused. The Buyers hereby take note that, as of the Date of this Contract and the Closing Date or immediately following these dates, the Seller shall be required to issue public notices and inform the Stock Exchange entities, respectively, of the signing of this Contract and the implementation of the Closing and the relevant information in connection with the Transaction. The Buyers here and now express their consent to such communications.

Section 8.2 Amendments. Amendments to one or more of the clauses of this Contract shall be binding on the Parties only if set forth in writing and duly signed by both Parties.

Section 8.3 Waivers. At any time prior to the Closing, the Seller may, at its own discretion (i) extend the period specified in this Contract for the performance of each obligation or activity specified herein as incumbent upon the Buyers, or (ii) waive one or more of the obligations identified in this Contract as incumbent upon the Buyers. Any extension per point (i) above or waiver per point (ii) above shall be valid and binding only if granted by the Seller via a written communication to the Buyers.

Section 8.4 Assignments. This Contract may not be assigned by either of the Parties without the prior written authorization of the other Party. The Parties agree here and now that the Buyers shall have the right to assign this Contract to a company completely controlled by the Buyers, in the same proportions as specified in point (viii) of paragraph (a) of Section 2.4, upon written communication to the Seller in which the Buyers jointly and unconditionally guarantee all the obligations of said wholly-controlled Subsidiary pursuant to this Contract and the Documents of the Transaction.

Section 8.5 Ineffectiveness vis-à-vis third parties. This Contract is effective only as between the Parties. In no event can what is expressly indicated or can be implicitly deduced from the Contract be construed in such a way as to confer any rights, powers or benefits to third parties or to any person not covered by the Contract, with the exception of (i) the irrevocable commitment of the Buyers to the Ministry of Treasury, Budget and Economic Planning and the Ministry of Industry, Commerce and Trades, in connection with the commitments specified in the Procedural Standards set forth in Exhibit 4.5 to this Contract and (ii) the commitments under the Memorandum of Understanding pursuant to Section 5.6 above.

Section 8.6 Previous agreements. The Preliminary Considerations (which constitute an integral and substantial part of this Contract), the clauses and the Exhibits to this Contract, contain the entire agreement governing the relations between the Parties in connection with the matters regulated by same, and any prior understandings and agreements between the Parties relative to the same matters are hereby superseded, with the exception of the Confidentiality Agreements.

Section 8.7 Partial annulment, invalidity of ineffectiveness of the Contract. Even in the event that any provision of this Contract were to be declared null and void, invalid or ineffective, the remaining provisions of this Contract shall retain full force and effect unless the elimination of the null, invalid or ineffective provision distorts in any relevant way the express will and objectives of the Parties in stipulating this Contract and of the Documents of the Transaction. In that event, the Parties shall attempt to replace the defective provisions, redefining their respective rights and obligations in the context of the new situation.

Section 8.8. Article and Section Headings. The titles of the Sections and Articles of this Contract are provided by way of illustration only and may not be used by the Parties or by third parties for purposes of interpretation.

Section 8.9 Calculation of deadlines. Any term fixed for the performance of obligations incumbent upon each of the Parties under this Contract shall be determined in accordance with the provisions of Article 1187 of the Civil Code.

Section 8.10 Notices. Under pain of inefficacy, and unless otherwise provided in this Contract, all communications relative to this Contract and to the transactions specified herein shall be sent by registered mail with return receipt requested, preceded by a fax, to the following addresses and numbers:

For communications to the Seller:

Enel S.p.A.

Viale Regina Margherita 137

00187 Rome

Attention:

Dr. Mario Barozzi/Atty. Salvatore Cardillo

Fax: 0039-06-85092042

cc.:

Cleary, Gottlieb, Steen & Hamilton

Piazza di Spagna, 15

00187 Rome

Attention:

Atty. Giuseppe Scassellati-Sofrzolini/Stefano Sciolla, Esqs.

Fax: 0039-06-69200665

For communications to the Buyers, to the address and attention of the joint representative of the Buyers specified in the Offer, or to any other address that one Party may indicate in the future and in writing to the other Party. Each communication shall be deemed as brought to the attention of the addressee at the time it is received.

Section 8.11 Applicable law. This Contract is governed exclusively by Italian law, to whose provisions reference is made for all matters not expressly stipulated hereunder.

Section 8.12 Disputes. Any dispute arising in connection with the existence, interpretation, validity, efficacy or execution of this Contract shall be subject to the exclusive jurisdiction of the Courts of Rome, and the Parties here and now waive the ordinary rules of jurisdiction for the territory. To that end, the Buyers accept this exclusive jurisdiction and waive the right to apply to any competing or alternative forum.

* * *

We hereby request that you confirm your full acceptance of this proposed contract (including the Exhibits) by sending us a letter in which you transcribe the text of this letter (including every Exhibit) duly signed by you in acceptance and initialed on every page for identification purposes.

Best regards,

ENDESA S.A.

(legal representative)

ASM BRESCIA S.p.A.

(legal representative)

BANCO SANTANDER CENTRAL HISPANO S.A.

(legal representative)

* * *

We hereby confirm our full acceptance of your proposed contract, transcribed herein (including the relative Exhibits). Moreover, this is to confirm that the undersigned Managing Director has appointed Eng. Paolo Pallotti to initial the Exhibits hereto, on each page, for identification.

Best regards,

ENEL S.p.A.

[signature] July 31, 2001
(Legal representative)

Irrevocable commitment to the Ministries of the Treasury, Budget, and Economic Planning, and to the Ministry of Industry, Commerce, and Craftsmanship

1.                                       ENDESA S.A., a company under Spanish law with headquarters at Calle Principe de Vergara 187, 28002 Madrid (Spain), with a capital stock of € 1,270,502,540.40 entirely underwritten and paid up, registered with the Business Register of Madrid, Book 736, sheet 196, page 434, C.I.F. A-28023430; ASM BRESCIA SpA, a company under Italian law with headquarters at Via Lamarmora 230, 25124 Brescia, Italy, with a capital stock of 1,360,536,000,000 Lire entirely underwritten and paid up, registered with the Brescia Business Register under number 03125280176, Brescia REA No. 402664; and BANCO SANTANDER CENTRAL HISPANO S.A., a company under Spanish law with headquarters at Paseo de Pereda 9-12, Santander (Spain), with a capital stock of € 2,280,768,206.50 entirely underwritten and paid up, registered with the Business Register of Cantabria, sheet 286, page 64, C.I.F. A-3900001 (referred to collectively as the “Buyers”) declare that they have presented an Industrial Plan (the “Industrial Plan”), enclosed as Exhibit “A,” to be considered an integral part of the irrevocable offer to acquire the entire capital stock of Elettrogen SpA (“Elettrogen”) turned over to Enel on June 15, 2001. Following the effective date of the purchase of the entire capital stock of Elettrogen (the “Closing Date”) pursuant to the purchase contract signed today between Enel SpA, as Seller, and the Buyers (the “Contract”), the Buyers shall see to it that the Board of Directors of Elettrogen approves the Industrial Plan.

2.                                       In keeping with the provisions of the transfer plan (the “Transfer Plan”) approved by Decree of the President of the Council of Ministers dated August 4, 1999, and by the Industrial Plan called for by Decree of the Minister of the Treasury in cooperation with the Minister of Industry dated January 25, 2000 (the “Interministerial Decree”), the Industrial Plan contains the commitments of the Buyers with regard to: (i) conversion to combined cycle of all the facilities indicated as convertible, with indication of scheduling and investment plans; (ii) guarantees as to the employment levels for the personnel involved; and (iii) a minimum period during which the electrical power production activity will be maintained at the sites.

3.                                       In accordance with the provisions of the memorandum of understanding signed by the Minister of Industry, Commerce, and Crafts, the union representatives, and Enel SpA on October 4, 1999 (the “Memorandum of Understanding”), the Buyers jointly accept:

3.1                                 not to transfer control of Elettrogen or any substantial part thereof (including any of its facilities), either directly or indirectly, during the 36 months following the Closing Date;

3.2                                 to continue the production activity of Elettrogen in compliance with laws and environmental regulations and the agreements with the local administrative bodies listed hereunder in Exhibit “B” [corresponding to Exhibit 5.6 (ii) of the Contract];

3.3                                 to ensure that Elettrogen (i) does not proceed with collective personnel reduction procedures prior to December 31, 2004 and, in any event, for a period of at least 3 (three) years following the Closing Date, and (ii) handles any excess personnel at the end of said period by means of agreements with the unions aimed at reclassifying and relocating the employees in question;

3.4                                 to maintain the economic, regulatory, and collective bargaining terms, including the medical assistance and unemployment benefits, of the personnel currently employed at Elettrogen in a form corresponding to the provisions of the agreements in effect, for three years following the charter of Elettrogen and until the new national collective bargaining contract is entered into for the electrical power sector; and

3.5                                 to present the main points of the Industrial Plan and highlight the commitments referred to in paragraphs 3.1, 3.2, and 3.3 above in a meeting with the unions within 30 days following the Closing Date.

4.                                       Pursuant to and for the effects of the Decree of the President of the Council of Ministers dated November 8, 2000, the Buyers confirm that neither Italian nor foreign public agencies, including economic agencies, nor Italian nor foreign public companies as identified by directive 93/38/CE and by Legislative Decree No. 158 dated March 15, 1998, collectively hold more than 30% (thirty percent) of the Buyers’ capital stock.

5.                                       In keeping with Article 1, letter a), of the Decree of the President of the Council of Ministers dated November 8, 2000, for a period of five years following the Closing Date, each of the Buyers may transfer shares of Elettrogen or—if the Buyers transfer the Contract to a Company controlled entirely by the Buyers (as defined in the Contract), pursuant to corresponding Section 8.4 (the “Assignee Company”)—may transfer shares of the Assignee Company if, and only if, said transfer does not involve the individual or joint acquisition of more than 30% (thirty percent) of the capital stock of Elettrogen or the Assignee Company by public agencies or public companies.

6.                                       The Buyers agree to maintain the stability of the Elettrogen shareholdership as provided for in Article 1, letter d), of the DPCM dated November 8, 2000 as a function of achieving the objectives indicated in the Industrial Plan of the submitted offer. To this end, the agreement entered into between the Buyers is appended hereto as Exhibit “C.”

7.                                       In keeping with the provisions of the transfer plan referred to in the Decree of the President of the Council of Ministers dated August 4, 1999, the Buyers are aware and accept that they will be called to comply with all the contractual commitments directly or indirectly incumbent upon Elettrogen at the time of transfer of the Interest to the Buyers.

8.                                       This irrevocable commitment shall remain valid until complete performance of the commitments called for herein and compliance with the provisions applicable hereto or referred to herein.

Rome, July 30, 2001

[signature]
ENDESA S.A.
(the legal representative)

ASM BRESCIA SpA
[signature]
(the legal representative)

BANCO SANTANDER CENTRAL HISPANO S.A.
[signature]
(the legal representative)

EXHIBIT 2.2 (i)

Purchase Price

The Purchase Price for the Interest is equal to € 2,630,000,000 (two billion six hundred thirty million).

i

EXHIBIT 2.2 (ii)

Price Adjustment

The Price Adjustment (“AP”), equal to the algebraic sum between the Difference of the Intra-group Debt (“DD”) and the Difference of the Net Working Capital (“DCCN”), is figured as follows:

AP = DD / DCCN

Note that:

(i)                                     DD is a non-negative value insofar as the Intra-group Debt as of the Closing Date will not be greater than the Intra-group Debt as of December 31, 2000, which is equal to € 1,060,659,341.04 (2,053,722,862,278 Lire); and

(ii)                                  DCCN may be a positive or negative value depending on whether the Net Working Capital as of the Closing Date is greater or less than the Net Working Capital as of December 31, 2000, which is equal to € 109,793,813 (212,485,908,250 Lire).

PAC = PA + AP

Where:

PAC = Purchase Price as of Closing.

PA = Purchase Price referred to in Exhibit 2.2 (i)

i